08000785

:nBev

RECEIVED
2008 FEB 19 P 1:29

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

Leuven, 12 February 2008

Dear Madam,

Subject: ~~Interbrew~~ InBev S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.27.5870, fax: +32.16.50.5870, e-mail: benoit.loore@inbev.com.

Very truly yours,

Benoît Loore
Assistant Corporate Secretary

PROCESSED
FEB 22 2008
THOMSON
FINANCIAL

Enclosure: press releases

The enclosed information constitutes regulated information as defined in the Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

InBev announces results of AmBev's tender offer for Quinsa shares

InBev (Euronext:INB) announces the expiration of the voluntary offer to purchase up to 5,483,950 Class A shares and up to 8,800,060 Class B shares (including Class B shares held as American Depositary Shares ("ADSs")) of AmBev's subsidiary Quilmes Industrial (Quinsa), Société Anonyme ("Quinsa"), which represent the outstanding Class A shares and Class B shares (and Class B shares held as ADSs) that are not owned by AmBev or its subsidiaries.

AmBev has accepted for purchase the 3,136,001 Class A and 8,239,536.867 Class B shares (including 7,236,336.867 Class B shares held as ADSs) of Quinsa, representing 57% of the outstanding Class A shares and 94% of the outstanding Class B shares of Quinsa not owned by AmBev or its subsidiaries, that were validly tendered and not validly withdrawn.

As a result, upon settlement of the offer, which will occur on February 15, 2008, AmBev's voting interest in Quinsa will be 99.56% and its economic interest will be 99.26%.

Further details can be found in AmBev's corresponding press release available at: www.ambev-ir.com.

Contact information

Marianne Amssoms
Vice President Global External Communications
Tel: +32-16-27-67-11
E-mail: marianne.amssoms@inbev.com

Philip Ludwig
Vice President Investor Relations
Tel: +32-16-27-62-43
E-mail: philip.ludwig@inbev.com

END